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                               BAY VENTURE COUNSEL, LLP
                                   Attorneys At Law

                             Lake Merritt Plaza Building
                          1999 Harrison Street, Suite 1300
                              Oakland, California 94612
                 Telephone (510) 273-8750   Facsimile (510) 834-7440
                                Website www.vclaw.com


                                   January 4, 1999
                                                     Writer's Direct Dial Number
                                                                  (510) 874-4180
Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       DSP Communications, Inc.
          Registration Statement on Form S-3
          File No. 333-68617

Ladies and Gentlemen:

On behalf of DSP Communications, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the Company's Registration Statement on Form S-3 (the "Form S-3"), File No. 333-68617, filed with the Securities and Exchange Commission (the "SEC") on December 9, 1998, and any previous requests for the declaration of effectiveness thereof. The transaction for which the Form S-3 was filed was restructured and the Company is no longer required to have an effective secondary resale prospectus on file with the SEC.

Should you have any questions or comments regarding this matter, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Bruce P. Johnson

Bruce P. Johnson


cc:  Davidi Gilo
     Stephen P. Pezzola
     David Aber